Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023	2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss for the three-month and six-month periods ended June 30, 2024 and 2023	3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss for the three-month and six-month periods ended June 30, 2024 and 2023	4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2024 and 2023	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month period ended June 30, 2023	6
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month period ended June 30, 2024	7
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2024 and 2023	8
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the six-month period ended June 30, 2024	9

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of June 30, 2024, and December 31, 2023

	Notes	June 30, 2024	December 31, 2023

		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	3,787,780	3,865,481
Other financial assets	7/13	2,796	848
Trade and other receivables	7	585,908	110,361
Contract asset	7	30,520	40,907
Prepayments	7	278,186	217,008
Other current assets	7	5,000	-
Total current assets		4,690,190	4,234,605

Non-current assets
Right-of-use assets	8	29,379	330,332
Other intangible assets	10	72,904	-
Property, plant and equipment	9	-	22,604
Non-current financial assets	11	7,069	54,344
Investment accounted for using the equity method	22	8,897,651	-
Total non-current assets		9,007,003	407,280

Total assets		13,697,193	4,641,885

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		12,392	273,956
Payables and accruals	12	930,598	2,384,350
Deferred income		-	234,978
Total current liabilities		942,990	2,893,284

Non-current liabilities
Non-current lease liabilities		19,790	70,380
Retirement benefits obligations	15	83,113	443,524
Deferred income		-	89,232
Total non-current liabilities		102,903	603,136

Equity
Share capital	13	1,843,545	1,843,545
Share premium	13	266,384,119	266,194,689
Other equity	13	64,620,223	64,620,223
Treasury shares reserve	13	(874,859)	(909,566)
Other reserves		31,305,021	29,814,816
Accumulated deficit		(350,626,749)	(360,418,242)
Total equity		12,651,300	1,145,465

Total liabilities and equity		13,697,193	4,641,885

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

for the three-month and six-month periods ended June 30, 2024 and 2023

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2024	2023*	2024	2023*

			Amounts in Swiss francs
Revenue from contract with customer	16	115,277	630,877	348,757	1,131,769
Other income	17	-	1,100	1,430	2,255

Operating costs
Research and development		(339,317)	(291,574)	(584,442)	(546,942)
General and administration		(675,276)	(736,585)	(1,453,153)	(1,350,920)
Total operating costs	18	(1,014,593)	(1,028,159)	(2,037,595)	(1,897,862)

Operating loss		(899,316)	(396,182)	(1,687,408)	(763,838)

Finance income		(25,832)	13,349	27,693	37,175
Finance expense		(864)	(138,563)	(1,475)	(164,742)
Finance result	20	(26,696)	(125,214)	26,218	(127,567)
Share of net loss of investments accounted for using the equity method	22	(530,749)	-	(530,749)	-
Net loss before tax		(1,456,761)	(521,396)	(2,191,939)	(891,405)
Income tax expense		-	-	-	-
Net loss from continuing operations		(1,456,761)	(521,396)	(2,191,939)	(891,405)
Net profit / (loss) from discontinued operations (attributable to equity holders of the Group)	21	14,335,393	(2,153,756)	11,983,432	(4,190,916)
Net profit / (loss) for the period		12,878,632	(2,675,152)	9,791,493	(5,082,321)

Basic profit / (loss) per share for profit/(loss) attributable to the ordinary equity holders of the Company	23	0.13	(0.04)	0.10	(0.08)
From continuing operations		(0.01)	(0.01)	(0.02)	(0.02)
From discontinued operations		0.14	(0.03)	0.12	(0.06)

Diluted profit / (loss) per share for profit/ (loss) attributable to the ordinary equity holders of the Company	23	(0.08)	(0.04)	0.06	(0.08)
From continuing operations		(0.01)	(0.01)	(0.02)	(0.02)
From discontinued operations		0.09	(0.03)	0.07	(0.06)

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net profit or loss from discontinued operations” (note 21). In the other sections of these unaudited interim condensed consolidated financial statements an asterisk will indicate where comparative information has been re-presented.

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

for the three-month and six-month periods ended June 30, 2024 and 2023

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023*	2024	2023*

	Amounts in Swiss francs
Net profit / (loss) for the period	12,878,632	(2,675,152)	9,791,493	(5,082,321)

Other comprehensive income / (loss)
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation related to continuing operations	(2,618)	(6,763)	(5,115)	(8,298)
Remeasurements of retirement benefits obligation related to discontinued operations	(49,640)	(128,249)	(96,988)	(157,355)
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations	(143)	(979)	985	(898)
Other comprehensive income / (loss) for the period, net of tax	(52,401)	(135,991)	(101,118)	(166,551)

Total comprehensive income / (loss) for the period	12,826,231	(2,811,143)	9,690,375	(5,248,872)
From continuing operations	(1,459,522)	(529,138)	(2,196,069)	(900,601)
From discontinued operations	14,285,753	(2,282,005)	11,886,444	(4,348,271)

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the six-month periods ended June 30, 2024 and 2023

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

Amounts in Swiss francs
Balance as of January 1, 2023		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the period		-	-	-	-	-	-	(5,082,321)	(5,082,321)
Other comprehensive loss for the period		-	-	-	-	(898)	(165,653)	-	(166,551)
Total comprehensive loss for the period		-	-	-	-	(898)	(165,653)	(5,082,321)	(5,248,872)
Issue of treasury shares	13	176,000	-	-	(176,000)	-	-	-	-
Cost of treasury shares issuance		-	(16,823)	-	-	-	-	-	(16,823)
Sales under shelf registration	13	-	(920,069)	-	2,079,828	-	-	-	1,159,759
Related costs of sales shelf-registration		-	(34,106)	-	-	-	-	-	(34,106)
Sale of pre-funded warrants	13	-	-	-	-	-	3,382,259	-	3,382,259
Cost of pre-funded warrants sold		-	-	-	-	-	(118,117)	-	(118,117)
Exercise of pre-funded warrants	13	35,030	449,939	-	-	-	(484,930)	-	39
Value of warrants and pre-funded warrants	13	-	(2,760,143)	-	-	-	2,760,143	-	-
Value of share-based services	14	-	-	-	-	-	921,797	-	921,797
Movement in treasury shares:	13
Net purchases under liquidity agreement		-	2,183	-	(2,882)	-	-	-	(699)
Sales agency agreement		-	(2,565,725)	-	3,742,506	-	-	-	1,176,781
Costs under sale agency agreement		-	(8,826)	-	-	-	-	-	(8,826)
Balance as of June 30, 2023		1,364,513	263,658,040	64,620,223	(635,311)	(658,768)	32,721,742	(354,944,336)	6,126,103

Balance as of January 1, 2024		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net profit for the period		-	-	-	-	-	-	9,791,493	9,791,493
Other comprehensive loss for the period		-	-	-	-	985	(102,103)	-	(101,118)
Total comprehensive profit for the period		-	-	-	-	985	(102,103)	9,791,493	9,690,375
Cost of treasury shares issuance		-	(7,037)	-	-	-	-	-	(7,037)
Cost of pre-funded warrants exercised		-	(4,259)	-	-	-	-	-	(4,259)
Value of share-based services	14	-	-	-	-	-	1,591,323	-	1,591,323
Movement in treasury shares:	13
Net sales under liquidity agreement		-	(2,260)	-	4,200	-	-	-	1,940
Sales agency agreement		-	204,750	-	30,507	-	-	-	235,257
Costs under sale agency agreement		-	(1,764)	-	-	-	-	-	(1,764)
Balance as of June 30, 2024		1,843,545	266,384,119	64,620,223	(874,859)	(658,885)	31,963,906	(350,626,749)	12,651,300

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month period ended June 30, 2023

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

Amounts in Swiss francs
Balance as of January 1, 2023		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the period		-	-	-	-	-	-	(2,407,169)	(2,407,169)
Other comprehensive loss for the period		-	-	-	-	81	(30,641)	-	(30,560)
Total comprehensive loss for the period		-	-	-	-	81	(30,641)	(2,407,169)	(2,437,729)
Cost of shares issuance		-	(4,062)	-	-	-	-	-	(4,062)
Value of share-based services	14	-	-	-	-	-	431,196	-	431,196
Movement in treasury shares:	13
Net purchases under liquidity agreement		-	12,775	-	(11,818)	-	-	-	957
Sales agency agreement		-	(2,565,725)	-	3,742,506	-	-	-	1,176,781
Costs under sale agency agreement		-	(8,826)	-	-	-	-	-	(8,826)
Balance as of March 31, 2023		1,153,483	266,945,772	64,620,223	(2,548,075)	(657,789)	26,826,798	(352,269,184)	4,071,228
Net loss for the period		-	-	-	-	-	-	(2,675,152)	(2,675,152)
Other comprehensive loss for the period		-	-	-	-	(979)	(135,012)	-	(135,991)
Total comprehensive loss for the period		-	-	-	-	(979)	(135,012)	(2,675,152)	(2,811,143)
Issue of treasury shares		176,000	-	-	(176,000)	-	-	-	-
Cost of treasury shares issuance		-	(12,761)	-	-	-	-	-	(12,761)
Sales under shelf registration	13	-	(920,069)	-	2,079,828	-	-	-	1,159,759
Related costs of sales shelf-registration		-	(34,106)	-	-	-	-	-	(34,106)
Sale of pre-funded warrants	13	-	-	-	-	-	3,382,259	-	3,382,259
Cost of pre-funded warrants sold		-	-	-	-	-	(118,117)	-	(118,117)
Exercise of pre-funded warrants	13	35,030	449,939	-	-	-	(484,930)	-	39
Value of warrants and pre-funded warrants	13	-	(2,760,143)	-	-	-	2,760,143	-	-
Value of share-based services	14	-	-	-	-	-	490,601	-	490,601
Movement in treasury shares:	13
Net purchases under liquidity agreement		-	(10,592)	-	8,936	-	-	-	(1,656)
Balance as of June 30, 2023		1,364,513	263,658,040	64,620,223	(635,311)	(658,768)	32,721,742	(354,944,336)	6,126,103

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month period ended June 30, 2024

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

Amounts in Swiss francs
Balance as of January 1, 2024		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net loss for the period		-	-	-	-	-	-	(3,087,139)	(3,087,139)
Other comprehensive loss for the period		-	-	-	-	1,128	(49,845)	-	(48,717)
Total comprehensive loss for the period		-	-	-	-	1,128	(49,845)	(3,087,139)	(3,135,856)
Cost of pre-funded warrants exercised		-	(3,647)	-	-	-	-	-	(3,647)
Value of share-based services	14	-	-	-	-	-	386,028	-	386,028
Movement in treasury shares:	13
Net sales under liquidity agreement		-	(2,417)	-	3,947	.	-	-	1,530
Sales agency agreement		-	204,750	-	30,507	-	-	-	235,257
Costs under sale agency agreement		-	(1,764)	-	-	-	-	-	(1,764)
Balance as of March 31, 2024		1,843,545	266,391,611	64,620,223	(875,112)	(658,742)	30,810,869	(363,505,381)	(1,372,987)
Net profit for the period		-	-	-	-	-	-	12,878,632	12,878,632
Other comprehensive loss for the period		-	-	-	-	(143)	(52,258)	-	(52,401)
Total comprehensive profit for the period.		-	-	-	-	(143)	(52,258)	12,878,632	12,826,231
Cost of treasury shares issuance		-	(7,037)	-	-	-	-	-	(7,037)
Cost of pre-funded warrants exercised		-	(612)	-	-	-	-	-	(612)
Value of share-based services	14	-	-	-	-	-	1,205,295	-	1,205,295
Movement in treasury shares:	13
Net sales under liquidity agreement		-	157	-	253	-	-	-	410
Balance as of June 30, 2024		1,843,545	266,384,119	64,620,223	(874,859)	(658,885)	31,963,906	(350,626,749)	12,651,300

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2024 and 2023

		For the six months ended June 30,
	Notes	2024	2023

	Amounts in Swiss francs
Net profit / (loss) for the period		9,791,493	(5,082,321)
Adjustments for:
Net gain on Neurosterix Transaction	21	(13,961,900)	-
Value of share-based services	14/21	433,254	921,797
Post-employment benefits	15/21	(28,723)	(39,790)
Share of net loss of associates	22	530,749	-
Depreciation	8/21	182,742	151,186
Finance cost net		(100,577)	149,386
Increase in other financial assets	7/21	(1,948)	(13,579)
Decrease / (increase) in trade and other receivables	7/21	(477,288)	161,220
Decrease / (increase) in contract asset	7/21	10,387	(65,185)
Increase in prepayments	7/21	(272,821)	(733,097)
Increase in other current assets	7/21	(5,000)	-
Decrease in payables and accruals	12/21	(1,013,382)	(566,878)
Decrease in deferred income		(38,401)	-
Net cash used in operating activities		(4,951,415)	(5,117,261)

Cash flows from / (used in) investing activities
Cash received from Neurosterix Transaction	21	5,119,754	-
Legal fees paid for Neurosterix Transaction	21	(452,798)	-
Purchase of property, plant and equipment	9	-	(4,959)
Net cash from / (used in) investing activities		4,666,956	(4,959)

Cash flows from / (used in) financing activities
Proceeds from the sale of treasury shares – shelf registration	13	-	1,159,759
Costs paid on sale of treasury shares – shelf registration		(24,018)	(17,588)
Proceeds from the sale or exercise of pre-funded warrants	13	-	3,387,604
Costs paid on sale or exercise of pre-funded warrants		(36,457)	(26,333)
Sales under sale agency agreement & liquidity agreement movements	13	237,197	1,176,082
Costs paid on sale of treasury shares under sale agency agreement		(1,764)	(8,826)
Cost paid on issue of treasury shares	13	-	(45,599)
Principal element of lease payment		(69,738)	(140,616)
Interest received	20	9,063	37,175
Interest paid	20	(7,147)	(9,748)
Net cash from financing activities		107,136	5,511,910

Increase / (decrease) in cash and cash equivalents		(177,323)	389,690

Cash and cash equivalents at the beginning of the period	6	3,865,481	6,957,086
Exchange difference on cash and cash equivalents		99,622	(177,707)

Cash and cash equivalents at the end of the period	6	3,787,780	7,169,069

The Group reports a net gain of CHF 13.96 million of which CHF 8.83 million relates to non-cash items including CHF 9.43 million for the fair value of its 20 % participation in Neurosterix US Holdings LLC and CHF 0.2 million for the fair value of the service agreement provided at zero cost partially offset by the accelerated vesting of equity incentive units of employees transferred to Neurosterix Pharma Sàrl amounting to CHF 1.2 million (note 21). Other non-cash items mainly relate to share-based service costs.

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the six-month period ended June 30, 2024

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”) and its subsidiaries (together, the “Group”) are a clinical stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH 1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS, Neurosterix SA and Addex Pharmaceuticals Inc. Addex Therapeutics also owns a 20% equity interest in Neurosterix US Holdings LLC, USA. Neurosterix US Holdings LLC fully owns directly Neurosterix Swiss Holdings AG, Switzerland and indirectly Neurosterix Pharma Sàrl whose principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

The Groups principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Its registered shares are traded at the SIX Swiss Exchange, under the ticker symbol ADXN and its American Depositary Shares (ADSs) on the Nasdaq Stock Market under the symbol “ADXN”. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These interim condensed consolidated financial statements have been approved for issuance by the Board of Directors on September 27, 2024.

2. Basis of preparation

These interim condensed consolidated financial statements for the six-month period ended June 30, 2024, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited interim condensed consolidated financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the interim condensed consolidated financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2023.

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2024. Of the latter, the Group noted the publication of IFRS S1 (General requirement for disclosure of sustainability-related financial information) and IFRS S2 (climate – related Disclosures). The Group concluded that those new IFRS standards were not relevant as the Group did not opt for the publication of a sustainability report in accordance with Six Swiss Exchange listing rules.

There are other new standards, amendments and interpretations which have been deemed by the Group as currently not relevant, hence are not listed or discussed further here.

Due to rounding, numbers presented throughout these interim condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amounts rather than the presented rounded amounts.

Where necessary, comparative figures have been revised to conform with the current year 2024 presentation. In particular, we re-presented the unaudited interim condensed consolidated statements of profit or loss and comprehensive income or loss for the three-month and six-month periods ended June 30, 2023, in order to reclass discontinued operations in accordance with IFRS 5 (note 21). In addition, the ADS numbers previously disclosed have been amended following the change in ADS ratio executed on October 23, 2023, from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change had the same effect as a one to twenty ADS reverse split and except as otherwise indicated, all information in these consolidated financial statements gives retroactive effect to the ADS Ratio Change.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

3. Material accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs. The Group is a development - stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these unaudited consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, through 2026. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks

The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted and could in the future impact the business of the Group and ongoing and planning clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. The Group and partners rely on global networks of contract research organizations to engage clinical study sites and enroll patients, certain of which are in Russia and Ukraine. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Discontinued operations, assets and liabilities held for sale related to the Neurosterix Transaction

On April 2, 2024, the Group sold a part of its business constituting its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs (note 21). As a consequence, the Group recognized discontinued operations in the statements of profit or loss under “net profit or loss from discontinued operations” for the six month-period ended June 30, 2024 and 2023 respectively, in accordance with IFRS 5. The Group identified as well, cash flows from discontinued operations for the six-month period ended June 30, 2024 and 2023, respectively (note 21). The identification of discontinued operations may require some degree of judgement.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Investments accounted for using the equity method

The Group received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The initial recognition of the investment has been accounted at a fair value based on a financial valuation of Neurosterix’s Group. This carrying amount is going to be increased or decreased to recognize the share of profit or loss of Neurosterix’s Group.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 16.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of profit or loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Research and development costs

The Group recognizes expenditure incurred in carrying out its research and development activities, including development supplies, until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement. Currently, such development supplies are associated with preclinical and clinical trials of specific products that have not demonstrated technical feasibility.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Equity instruments

The Group records the prefunded warrants sold to investors and the warrants granted to investors at fair value calculated using the Black-Scholes valuation model.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group for the three-month and six-month periods ended June 30, 2024 and 2023 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023*	2024	2023*
Collaborative research funding	115,277	630,877	348,757	1,131,769
Other service income	-	1,100	1,430	2,255
Total	115,277	631,977	350,187	1,134,024

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023*	2024	2023*
Indivior PLC	115,277	630,877	348,757	1,131,769
Other counterparties	-	1,100	1,430	2,255
Total	115,277	631,977	350,187	1,134,024

For more detail, refer to note 16, “Revenue from contract with customer” and note 17 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	June 30, 2024	December 31, 2023
Switzerland	9,006,654	406,946
France	349	334
Total	9,007,003	407,280

The geographical analysis of operating costs is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023*	2024	2023*
Switzerland	1,010,390	1,039,058	2,031,464	1,890,517
United States of America	2,371	(11,863)	4,017	5,274
France	1,832	964	2,114	2,071
Total operating costs (note 18)	1,014,593	1,028,159	2,037,595	1,897,862

The capital expenditure during the three-month and six-month periods ended June 30, 2024 is nil (CHF 2,469 for the three-month and CHF 4,959 for the six-month periods ended June 30, 2023).

6. Cash and cash equivalents

	June 30, 2024	December 31, 2023
Cash at bank and on hand	3,787,780	3,865,481
Total cash and cash equivalents	3,787,780	3,865,481

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Split by currency:

	June 30, 2024	December 31, 2023
CHF	79.13%	39.88%
USD	13.50%	56.22%
EUR	4.35%	3.03%
GBP	3.02%	0.87%
Total	100.00%	100.00%

The Group invests its cash balances into a variety of current and deposit accounts mainly with one Swiss bank whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of June 30, 2024 and December 31, 2023.

7. Other current assets

	June 30, 2024	December 31, 2023
Other financial assets	2,796	848
Trade and other receivables	585,908	110,361
Contract asset (Indivior PLC)	30,520	40,907
Prepayments	278,186	217,008
Other current assets	5,000	-
Total other current assets	902,410	369,124

Total other current assets increased by CHF 0.5 million as of June 30, 2024 compared to December 31, 2023, primarily due to retirement benefits of employees transferred to Neurosterix Pharma Sàrl which are expected to be recovered in the short term. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of June 30, 2024 and December 31, 2023.

8. Right-of-use assets

Year ended December 31, 2023	Properties	Equipment	Total
Opening net book amount	353,097	4,516	357,613
Depreciation charge	(277,885)	(2,708)	(280,593)
Effect of lease modifications	253,312	-	253,312
Closing net book amount	328,524	1,808	330,332

As of December 31, 2023	Properties	Equipment	Total
Cost	1,725,162	13,542	1,738,704
Accumulated depreciation	(1,396,638)	(11,734)	(1,408,372)
Net book value	328,524	1,808	330,332

Period ended June 30, 2024	Properties	Equipment	Total
Opening net book amount	328,524	1,808	330,332
Depreciation charge	(69,004)	(677)	(69,681)
Assets transferred to Neurosterix Pharma Sàrl	(230,141)	(1,131)	(231,272)
Closing net book amount	29,379	-	29,379

As of June 30, 2024	Properties	Equipment	Total
Cost	95,110	-	95,110
Accumulated depreciation	(65,731)	-	(65,731)
Net book value	29,379	-	29,379

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The gross value of the right of use assets decreased by CHF 1,643,594 between the periods ended December 31, 2023, and June 30, 2024, primarily due to the transfer of assets to Neurosterix Pharma Sàrl during the second quarter of 2024.

9. Property, plant and equipment

Year ended December 31, 2023	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount	41,121	-	-	41,121
Additions	6,842	-	-	6,842
Depreciation charge	(25,359)	-	-	(25,359)
Closing net book amount	22,604	-	-	22,604

As of December 31, 2023	Equipment	Furniture & fixtures	Chemical library	Total
Cost	1,721,251	7,564	1,207,165	2,935,980
Accumulated depreciation	(1,698,647)	(7,564)	(1,207,165)	(2,913,376)
Net book value	22,604	-	-	22,604

Period ended June 30, 2024	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount	22,604	-	-	22,604
Depreciation charge	(3,617)	-	-	(3,617)
Assets transferred to Neurosterix Pharma Sàrl	(18,987)	-	-	(18,987)
Closing net book amount	-	-	-	-

As of June 30, 2024	Equipment	Furniture & fixtures	Chemical library	Total
Cost	83,502	-	-	83,502
Accumulated depreciation	(83,502)	-	-	(83,502)
Net book value	-	-	-	-

The gross value of property, plant and equipment decreased by CHF 2,852,478 between the periods ended December 31, 2023, and June 30, 2024, primarily due to the transfer of fixed assets to Neurosterix Pharma Sàrl for a gross amount of CHF 2,596,458 and disposals amounting to CHF 256,020.

10. Intangible assets

Period ended June 30, 2024	Service agreement	Total
Opening net book amount	-	-
Additions	182,348	182,348
Depreciation charge	(109,444)	(109,444)
Closing net book amount	72,904	72,904

As of June 30, 2024	Service agreement	Total
Cost	182,348	182,348
Accumulated depreciation	(109,444)	(109,444)
Net book value	72,904	72,904

The service agreement relates to staff and infrastructure provided by Neurosterix Pharma Sàrl at zero cost in accordance with the Neurosterix Transaction (note 21). The depreciation charge is recognized at the rate at which these services are provided.

11. Non-current financial assets

	June 30, 2024	December 31, 2023
Security rental deposits	7,069	54,344
Total non-current financial assets	7,069	54,344

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

12. Payables and accruals

	June 30, 2024	December 31, 2023
Trade payables	302,376	984,384
Social security and other taxes	7,521	164,609
Accrued expenses	620,701	1,235,357
Total payables and accruals	930,598	2,384,350

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables and accruals decreased by CHF 1.5 million as of June 30, 2024 compared to December 31, 2023 mainly due to the sale of a part of our business on April 2, 2024 (note 21). The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

13. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2023	115,348,311	(38,214,291)	77,134,020
Issue of shares – treasury shares	17,600,000	(17,600,000)	-
Sale of shares under shelf registration	-	7,999,998	7,999,998
Exercise of pre-funded warrants (1)	3,502,950	-	3,502,950
Sale of shares under sale agency agreement	-	3,742,506	3,742,506
Net purchase of shares under liquidity agreement	-	(27,145)	(27,145)
Acquisition of shares forfeited from DSPPP	-	(7,311)	(7,311)
Balance as of June 30, 2023	136,451,261	(44,106,243)	92,345,018
Shares reclassed as treasury shares under IFRS 2	-	(17,431,572)	(17,431,572)
Balance as of June 30, 2023 IFRS 2	136,451,261	(61,537,815)	74,913,446

(1) In accordance with Swiss corporate law, the issuance of 3,502,950 new shares through the exercise of pre-funded warrants during the first half of 2023 has been registered in the trade register on December 13, 2023. As of June 30, 2023, the amount of the share capital as registered in the trade register is CHF 1,329,483.11 divided into 132,948,311 shares.

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2024 (1)	184,354,496	(59,159,103)	125,195,393
Sale of shares under sale agency agreement	-	3,050,665	3,050,665
Net sale of shares under liquidity agreement	-	10,500	10,500
Acquisition of shares forfeited from DSPPP	-	(8,539)	(8,539)
Balance as of June 30, 2024	184,354,496	(56,106,477)	128,248,019
Shares reclassed as treasury shares under IFRS 2	-	(29,950,268)	(29,950,268)
Balance as of June 30, 2024 IFRS 2	184,354,496	(86,056,745)	98,297,751

(1) In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre-funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of January 1, 2024, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

As of June 30, 2024, 128,248,019 shares were outstanding excluding 56,106,477 treasury shares directly held by Addex Pharma SA and including 29,950,268 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (note 14). As of June 30, 2023, 92,345,018 shares were outstanding excluding 44,106,243 treasury shares directly held by Addex Pharma SA and including 17,431,8572 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2. All shares have a nominal value of CHF 0.01.

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of June 30, 2024, 161,572 (December 31, 2023: 172,072) treasury shares are recorded under this agreement in the treasury share reserve and CHF 2,796 (December 31, 2023: CHF 848) is recorded in other financial assets.

During the six-month period ended June 30, 2024, the Group sold 3,050,665 treasury shares under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.077 per share for gross proceeds of CHF 235,257 (during the six-month period ended June 30, 2023, the Group sold 3,742,506 treasury shares at an average price of CHF 0.31 per share for gross proceeds of CHF 1,176,781).

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

On February 20, 2024, in accordance with Swiss law, the company registered in the commercial register 6,120,000 new shares issued out of conditional capital from December 12, 2023 to December 31, 2023 following the exercise of pre-funded warrants granted to one institutional investor on April 3, 2023.

On June 14, 2023, the Company increased its capital from CHF 1,153,483 to CHF 1,329,483 through the issuance of 17,600,000 new shares from its capital band to its 100% owned subsidiary, Addex Pharma SA, at the nominal value of CHF 0.01. These shares are held as treasury shares; hence the operation does not impact the outstanding share capital.

On April 3, 2023, the Group entered into a securities purchase agreement with an institutional investor. The Group sold 7,999,998 treasury shares in the form of ADSs at a price of USD 0.16 (CHF 0.14) per share equivalent to USD 19.00 per ADS (CHF 17.20 per ADS) and 23,578,950 pre-funded warrant shares in the form of ADSs at a price of USD 0.16 (CHF 0.14 per share) equivalent to USD 18.80 (CHF 17.02) per ADS. During the second quarter of 2023, the institutional investor exercised 3,502,950 pre-funded warrants in a form of ADSs allowed by the issuance of 3,502,950 new shares through our listed conditional capital. The new issued shares have been registered in the trade register on December 13, 2023 in accordance with Swiss corporate law. The remaining 20,076,000 pre-funded warrants in a form of ADSs have been exercised during the second half of 2023. The total gross proceeds from the offering amounted to USD 5.0 million (CHF 4.5 million) and directly attributable share offering costs of CHF 0.2 million were recorded as a deduction in equity. In addition, the Group granted the institutional investor, 31,578,948 warrant shares exercisable in the form of ADSs with an exercise price of USD 0.17 (CHF 0.15) per share equivalent to USD 20.00 (CHF 18.11) per ADS and an exercise period expiring on April 5, 2028. The fair value of the warrant shares amounts to CHF 1.78 million and has been recorded in equity as a cost of the offering. The Group also reduced the price to USD 0.17 (CHF 0.15) per share equivalent to USD 20.00 (CHF 18.11) per ADS and extended the exercise period to April 5, 2028 of 9,230,772 warrant shares exercisable in the form of ADSs and 15,000,000 warrant shares exercisable in the form of ADSs granted in the securities purchase agreement signed on December 16, 2021 and July 22, 2022, respectively. The amendments to the exercise conditions resulted in an increase in the total fair value of CHF 0.96 million that has been recorded in equity as a cost of the offering.

14. Share-based compensation

The total share-based compensation expense for equity incentive units recognized as continuing operating costs in the statement of profit or loss for the three-month and six-month periods ended June 30, 2024 amounted to CHF 47,226, and CHF 105,572 respectively (CHF 76,649 and CHF 141,322 for the three-month and six-month periods ended June 30, 2023).

The total share-based compensation expense for equity incentive units recognized as discontinued operating costs in the statement of profit or loss under “net profit or loss from discontinued operations” for the six-month periods ended June 30, 2023 and 2024 amounted to CHF 780,745 and CHF 1,485,750 respectively (note 21). The increase of CHF 0.7 million is primarily due to the accelerated vesting period of 19,947,536 shares benefitting from our DSPPP, considered under IFRS 2 as equity incentive units, and 6,216,236 unvested options for employees transferred to Neurosterix Pharma Sàrl and some consultants on April 2, 2024.

As of June 30, 2024, 8,006,791 options were outstanding (December 31, 2023: 1,570,346). On January 8, 2024, the Group granted 6,439,124 options at an exercise price of CHF 0.05 with vesting over 4 years and a 10-year exercise period. As of June 30, 2024 and December 31, 2023, there are no equity sharing certificates (ESCs) outstanding.

As of June 30, 2024, 29,950,268 shares benefiting from our Deferred Strike Price Payment Plan (DSPPP) were outstanding (respectively 29,958,807 shares as of December 31, 2023). All the shares benefiting from our DSPPP have been recorded as treasury shares in accordance with IFRS 2 (note 13).

15. Retirement benefits obligations

The amounts recognized in the statement of profit or loss are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023*	2024	2023*
Current service cost	(3,204)	(3,366)	(6,354)	(6,699)
Past service cost	-	-	1,070	1,348
Interest cost	(7,291)	(2,348)	(9,086)	(4,697)
Interest income	7,029	2,266	8,662	4,532
Company pension amount (note 19)	(3,466)	(3,448)	(5,708)	(5,516)

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The Group’s pension costs recognized as continuing operating costs in the statement of profit or loss for the three-month and six-month periods ended June 30, 2024, amounted to CHF 3,466 and CHF 5,708, respectively (CHF 3,448 and CHF 5,516 for the three-month and six-month periods ended June 30, 2023).

The Group recognized a pension gain as discontinued operations in the statement of profit or loss under “net profit or loss from discontinued operations” for the six-month period ended June 30, 2024, amounting to CHF 433,791 primarily due to a reduced number of employees generating a positive past service cost. During the same period ended June 30, 2023, a cost of CHF 104,604 was recognized (note 21).

The amounts recognized in the balance sheet are determined as follows:

	June 30, 2024	December 31, 2023
Defined benefit obligation	(2,016,348)	(9,138,045)
Fair value of plan assets	1,933,235	8,694,521
Retirement benefit obligation	(83,113)	(443,524)

Retirement benefit obligation decreased by CHF 0.4 million as of June 30, 2024 compared to December 31, 2023 due to a reduced number of employees.

16. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for the Group’s R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million expected to be paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and will undertake all future development of their selected compound. Under the terms of the agreement, the Group has also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

For the three-month and six-month periods ended June 30, 2024, the Group recognized CHF 0.1 million and CHF 0.3 million as revenue in continuing operations (for the three-month and six-month periods ended June 30, 2023, CHF 0.6 million and CHF 1.1 million respectively) and recorded CHF 0.1 million in contract asset and trade receivables as of June 30, 2024 and December 31, 2023.

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable considerations as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue occurs.

No amounts have been recognized under this agreement for the six-month periods ended June 30, 2024 and 2023.

17. Other income

Under grant agreements with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

In July 2019, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu7 NAM program totally recognized as income as of December 31, 2021. In September 2023, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. The Group recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations (note 21). The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024, has been transferred to Neurosterix Pharma Sàrl.

The Group additionally recognized other income from IT consultancy agreements.

18. Operating costs

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023*	2024	2023*
Staff costs (note 19)	67,959	65,513	136,641	120,423
Depreciation (notes 8/9)	112,382	2,938	115,320	5,876
External research and development costs	184,461	229,164	363,571	429,066
Patent maintenance and registration costs	68,335	55,325	123,874	113,398
Professional fees	376,033	368,927	828,043	662,455
Short-term leases	1,545	-	1,545	-
D&O Insurance	61,629	158,597	112,678	314,912
Other operating costs	142,249	147,695	355,923	251,732
Total operating costs	1,014,593	1,028,159	2,037,595	1,897,862

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The evolution of the total operating costs is mainly driven by external research and development costs and professional fees.

During the six-month period ended June 30, 2024, total operating costs recognized as continuing operations increased by CHF 0.1 million compared to the same period ended June 30, 2023, primarily due to increased depreciation of CHF 0.1 million related to the intangible asset recorded at the fair value of the service agreement provided at zero cost (note 10) and higher legal fees of CHF 0.1 million partially offset by decreased D&O insurance of CHF 0.2 million.

During the three-month period ended June 30, 2024 total operating costs recognized as continuing operations remained stable at CHF 1.0 million compared to the same period ended June 30, 2023.

During the six-month periods ended June 30, 2023 and 2024, the total operating costs recognized as discontinued operations amounted to CHF 4.2 million and CHF 2.0 million respectively and primarily related to staff costs (note 21).

19. Staff costs

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023*	2024	2023*
Wages and salaries	54,039	48,859	108,323	90,021
Social charges and insurances	5,753	5,385	11,963	10,190
Value of share-based services	4,701	7,821	10,647	14,696
Retirement benefit (note 15)	3,466	3,448	5,708	5,516
Total staff costs	67,959	65,513	136,641	120,423

During the six-month period ended June 30, 2024, staff costs recognized as continuing operating costs remained stable at CHF 0.1 million compared to the same period ended June 30, 2023.

During the six-month periods ended June 30, 2023 and 2024, staff costs recognized as discontinued operations amounted to CHF 2.6 million and CHF 1.4 million,respectively (note 21).

20. Finance result, net

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023*	2024	2023*
Interest income	1,507	13,349	9,078	37,175
Interest cost	(437)	(93)	(583)	(93)
Interest expense on leases	(427)	(573)	(892)	(1,182)
Foreign exchange gains /(losses)	(27,339)	(137,897)	18,615	(163,467)
Finance result, net	(26,696)	(125,214)	26,218	(127,567)

21. Discontinued operations

On February 8, 2024, the Group signed a non-binding term sheet with Perceptive Advisors related to the divestment of part of its business. On April 2, 2024, the sale became effective. The allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been divested to a new Swiss company, Neurosterix Pharma Sàrl that has received committed funding of USD 63 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the “Neurosterix Transaction” or “Transaction”). As part of the Transaction, the Group received gross proceeds of CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix US Holdings LLC (note 1). The Group retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, the Group and Neurosterix Pharma Sàrl entered into a service agreement which provides to the Group with access to certain staff and infrastructure to ensure the operation of the Group retained business.

As the allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been sold on April 2, 2024, such activities have been identified as discontinued operations for the six-month period ended June 30, 2023 and for the period beginning on January 1, 2024 and terminating on April 1, 2024.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Financial performance of discontinued operations:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Other income	-	-	38,401	-
Research and development	(17,842)	(1,542,926)	(1,337,938)	(3,002,535)
General and administration	(36,976)	(607,669)	(673,259)	(1,179,908)
Total operating costs	(54,818)	(2,150,595)	(2,011,197)	(4,182,443)

Operating loss	(54,818)	(2,150,595)	(1,972,796)	(4,182,443)

Finance expense	-	(3,161)	(5,672)	(8,473)
Net loss before tax	(54,818)	(2,153,756)	(1,978,468)	(4,190,916)
Income tax expense	-	-	-	-
Net loss from discontinued operations	(54,818)	(2,153,756)	(1,978,468)	(4,190,916)
Net gain of the sale of activities after income tax	14,390,211	-	13,961,900	-
Total net gain / (loss) from discontinued operations	14,335,393	(2,153,756)	11,983,432	(4,190,916)

Operating costs of discontinued operations:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Staff costs	53,218	1,346,448	1,422,184	2,634,965
Depreciation	-	72,469	67,422	145,310
External research and development costs	1,600	522,696	333,278	1,031,576
Laboratory consumables	-	109,151	17,735	178,773
Patent maintenance and registration costs	-	1,024	62,563	5,293
Professional fees	-	-	38,271	-
Short-term leases	-	10,279	8,329	18,495
D&O insurance		-	-	-
Other operating costs	-	88,528	61,415	168,031
Total discontinued operating costs	54,818	2,150,595	2,011,197	4,182,443

Discontinued operating costs are primarily driven by staff and external research and development costs.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Cash flows of discontinued operations:

	For the six months ended June 30,
	2024	2023
Net profit / (loss) from discontinued operations	11,983,432	(4,190,916)
Adjustments for:
Net gain on Neurosterix Transaction	(13,961,900)	-
Value of share-based services	327,681	780,475
Post-employment benefits	(27,338)	(38,577)
Depreciation	67,422	145,310
Finance cost net	5,672	8,473
Decrease / (increase) in trade and other receivables	(404,940)	121,303
Increase in prepayments	(151,695)	(391,110)
Increase in other current assets	(5,000)	-
Increase / (decrease) in payables and accruals	(795,215)	54,732
Decrease in deferred income	(38,401)	-
Net cash flow used in operating activities	(3,000,282)	(3,510,310)

Net cash flow from / (used in) investing activities
Cash received from Neurosterix Transaction	5,119,754	-
Legal fees paid for Neurosterix Transaction	(452,798)	-
Purchase of property, plant and equipment	-	(4,959)
Net cash from / (used) in investing activities	4,666,956	(4,959)

Cash flows used in financing activities
Principal element of lease payment	(63,770)	(134,938)
Interest paid	(5,672)	(8,473)
Net cash used in financing activities	(69,442)	(143,411)

Net cash from / (used in) discontinued activities	1,597,232	(3,658,680)

Net cash flow from discontinued activities amounts to CHF 1.6 million for the six-month period ended June 30, 2024 and includes a gross proceeds of CHF 5.0 million from the sale of activities partially offset by operating costs of CHF 3.0 million incurred by activities transferred to Neurosterix Pharma Sàrl on April 2, 2024 and legal fees of CHF 0.5 million paid for Neurosterix Transaction.

Details of the net gain of the sale of activities:

	For the three months ended June 30, 2024	For the six months ended June 30, 2024
Consideration received
Cash in from Neurosterix Pharma Sàrl sale	5,000,000	5,000,000
Fair value of Neurosterix US Holdings LLC’s participation	9,428,400	9,428,400
Net gain on Neurosterix Pharma Sàrl derecognition (IFRS10)	539,250	539,250
Retirement benefit obligation of employees leaving the Group (IAS 19)	433,791	433,791
Fair value of service agreement	182,348	182,348
Net debt liabilities related to Neurosterix Pharma Sàrl (IFRS 16)	11,144	11,144
Total disposal consideration	15,594,933	15,594,933

Investment in Neurosterix Pharma Sàrl	(20,000)	(20,000)
Legal fees paid for Neurosterix Transaction	(26,653)	(454,964)
Accelerating vesting ESOP/DSPPP	(1,158,069)	(1,158,069)
Total costs related to activities sold	(1,204,722)	(1,633,033)

Net gain on sale before income tax	14,390,211	13,961,900

Income tax expense on gain	-	-

Net gain on sale after income tax	14,390,211	13,961,900

The net fair value of the sales of activities amounted to CHF 14.4 million including CHF 5.0 million in cash and CHF 9.4 million for the equity interest of 20% in Neurosterix US Holdings LLC.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

22. Interests in associates

On April 2, 2024, the Group received an equity interest of 20% in Neurosterix US Holdings LLC parent company of Neurosterix Pharma Sàrl. The carrying amount of equity-accounted investments has changed as follow during the three-month and six-month periods ended on June 30, 2024:

	For the three months ended June 30, 2024	For the six months ended June 30, 2024
Beginning of the period	-	-
Fair value of Neurosterix US Holdings LLC equity interest on April 2, 2024	9,428,400	9,428,400
Share of net loss for the period of the Neurosterix’s Group	(530,749)	(530,749)
End of the period	8,897,651	8,897,651

The initial recognition of the fair value of the 20% equity interests in Neurosterix US holdings LLC received by the Group is based on a financial valuation of the Neurosterix’s Group.

23. Profit or Loss per share

Basic profit or loss per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of outstanding shares.

Diluted profit per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares adjusted by outstanding options and warrants. Diluted loss per share is calculated excluding our options and warrants as they would be antidilutive and our treasury shares.

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Net loss from continuing operations	(1,456,761)	(521,396)	(2,191,939)	(891,405)
Net profit / (loss) from discontinued operations	14,335,393	(2,153,756)	11,983,432	(4,190,916)
Net profit / (loss) attributable to equity holders of the company	12,878,632	(2,675,152)	9,791,493	(5,082,321)

Basic profit / (loss) per share	0.13	(0.04)	0.10	(0.08)
From continuing operations	(0.01)	(0.01)	(0.02)	(0.02)
From discontinued operations	0.14	(0.03)	0.12	(0.06)

Diluted profit / (loss) per share	0.08	(0.04)	0.06	(0.08)
From continuing operations	(0.01)	(0.01)	(0.02)	(0.02)
From discontinued operations	0.09	(0.03)	0.07	(0.06)

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Weighted average number of outstanding shares (1)	98,305,583	72,188,376	97,920,130	66,731,134
Weighted average number of outstanding shares including share options and warrants (2)	167,991,671	160,756,944	167,355,807	126,933,477

(1)	For the calculation of basic profit and loss per share and diluted loss per share
(2)	For the calculation of the diluted profit per share

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

24. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	Continuing operations		Continuing operations
Salaries, other short-term employee benefits and post-employment benefits	95,934	45,438	155,762	80,005
Consulting fees	-	5,375	-	9,725
Share-based compensation	46,368	65,469	98,766	121,798
Total	142,302	116,282	254,528	211,528

The total compensation costs to key management related to continuing operations remained stable during the six-month periods ended June 30, 2023 and 2024.

Key management compensation

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	Discontinued operations		Discontinued operations
Salaries, other short-term employee and post-employment benefits	345,177	534,377	664,525	847,500
Share-based compensation	999,751	355,393	1,260,638	661,742
Total	1,344,928	889,770	1,925,163	1,509,242

The total compensation costs to key management related to discontinued operations increased by CHF 0.4 million primarily due to the accelerated vesting of options and shares under the DSPPP (note 14).

The Group has a net payable to the Board of Directors and Executive Management of CHF 0.2 million as of June 30, 2024 (December 31, 2023: CHF 0.1 million). Share-based compensation relates to the fair value of equity incentive units recognized through our statement of profit or loss following their vesting plan.

25. Events after the balance sheet date

There were no material events between the balance sheet date and the date on which these financial statements were approved by the board of directors that would require adjustment to the financial statements or disclosure under this heading.